Via Facsimile and U.S. Mail
Mail Stop 6010

July 2, 2008

C. Randal Mills, Ph.D.
President and Chief Executive Officer
Osiris Therapeutics, Inc.
7015 Albert Einstein Drive
Columbia, MD 21046

Re: Osiris Therapeutics, Inc.
      Preliminary Merger Proxy Statement on Schedule 14A
      Filed July 1, 2008
      File No. 1-32966

Dear Dr. Mills:

        We have completed our review of your Preliminary Merger Proxy Statement on
Schedule 14A and have no further comments at this time.

                                Sincerely,

                                Jeffrey Riedler
                                Assistant Director

cc: Douglas Fox, Esq.
      Ballard Spahr Andrews & Ingersoll LLP
      300 East Lombard Street
      18th Floor
      Baltimore, MD 21202